# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vista Energy, S.A.B. de C.V., CIK 0001762506
CUSIP: 92837L109
Title of class of securities: American Depositary Shares, each representing one Series A Share, with no par value
Address of issuer's principal executive offices: 243 Paseo de la Reforma Avenue, 18th Flo, Colonia Renacimiento, Alcaldia Cuauhtemo, Mexico City, Mexico (O5), 06600
Date of event which requires filing of this statement: 10/27/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-041307
Filed by CIK 0002066148

## Reporting persons
- Petronas Carigali Canada B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 3,648,754; shared voting power 0; sole dispositive power 3,648,754; shared dispositive power 0; aggregate amount beneficially owned 3,648,754 (3.5% of the class)
  Comment: (Row 11) Based upon a total of 104,256,410 series A shares outstanding as of August 27, 2025, as reported in the Issuer's Report on Form 6-K, filed with the Securities and Exchange Commission on August 28,2025.

## Item 1. Issuer
Name of issuer: Vista Energy, S.A.B. de C.V.
Address of issuer's principal executive offices: 243 Paseo de la Reforma Avenue, 18th Floor Colonia Renacimiento, Alcaldia Cuauhtemoc Mexico City, O5

## Item 2. Person Filing
Name of person filing: Petronas Carigali Canada B.V.
Address of principal business office or, if none, residence: Rivium 1e Straat 42, 2909 LE Capelle Aan Den IJssel
Citizenship: Netherlands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,648,754
Percent of class: 3.50
Sole power to vote or to direct the vote: 3,648,754
Sole power to dispose or to direct the disposition: 3,648,754

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Petronas Carigali Canada B.V.: /s/ Durgambikai Arasratnam, Durgambikai Arasratnam, Director (11/13/2025)